EXHIBIT 12.1
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

		Year Ended December 31,					Nine Months Ended
		2009	2008	2007	2006	2005	9/30/2010	9/30/2009
Income (loss) from continuing operations before income taxes		$(162,071)	$731,254	$1,035,416	$1,375,991	$859,002	$69,081	$(6,079)
Less earnings (add losses) from affiliates, net of dividends		170,565	199,477	(8,392)	(18,111)	(2,600)	(20,829)	66,131
Add amortization of capitalized interest		5,312	7,100	5,129	2,836	1,267	4,558	4,110
Add fixed charges as adjusted		269,862	201,128	158,802	123,652	47,786	201,441	202,692

Earnings	(1)	$283,668	$1,138,959	$1,190,955	$1,484,368	$905,455	$254,251	$266,854

Fixed charges:
Interest expense:
Interest on indebtedness		$173,103	$187,234	$144,555	$110,464	$19,086	$141,170	$127,890
Capitalized		28,821	29,769	34,564	17,810	4,173	8,837	24,214
Amortization of debt related costs (a)		92,936	9,484	10,364	10,043	25,763	57,665	71,886
Interest portion of rental expense		3,823	4,410	3,883	3,145	2,937	2,606	2,916

Fixed charges before adjustments	(2)	298,683	230,897	193,366	141,462	51,959	210,278	226,906
Less capitalized interest		(28,821)	(29,769)	(34,564)	(17,810)	(4,173)	(8,837)	(24,214)

Fixed charges as adjusted		$269,862	$201,128	$158,802	$123,652	$47,786	$201,441	$202,692

Ratio (earnings divided by fixed charges before adjustments)	(1)/ (2)	.95 (b)	4.93	6.16	10.49	17.43	1.21	1.18

(a)	Includes deferred financing, discount and premium amortization.
(b)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges by approximately $15.0 million.